UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Strategic Opportunities Fund II, LLC
(Name of Subject Company (Issuer))

Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gary E. Shugrue
President
Ascendant Capital Partners, LP
150 N. Radnor Chester Rd., Suite C-220
Radnor, PA 19087
(610) 688-4180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation: $19,578,245(a)        Amount of Filing Fee: $2,670.48 (b)

(a)     Calculated solely for the purpose of determining the amount of the filing fee.  The estimated aggregate maximum purchase price for twenty-five percent (25%) of the Issuer’s outstanding units of beneficial interest is based on the total net asset value of the Issuer’s outstanding units of beneficial interest as of November 30, 2012.

(b)     Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______N/A__________________________

Form or Registration No.: _______Schedule TO___________________

Filing Party: ____ACP Strategic Opportunities Fund II, LLC_________

Date Filed: ____ ____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

           This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Strategic Opportunities Fund II, LLC, a Delaware limited liability company (the “Issuer”), to purchase up to twenty-five percent (25%) of its units of beneficial interest (“Units”) as are properly tendered and requested to be withdrawn no later than 12:00 midnight Eastern time on February 1, 2013, unless extended (the “Expiration Date”).  The Issuer is offering to purchase Units, without interest, net to the participating members (“Investors”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated January 1, 2013 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

           This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10.   FINANCIAL STATEMENTS.  Audited financial statements for the fiscal years ended December 31, 2010 and December 31, 2011 are included in the Issuer’s annual reports dated December 31, 2010 and December 31, 2011, which were filed on EDGAR on Form N-CSR on March 4, 2011 and March 1, 2012, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2012 are included in the Issuer’s semi-annual report dated June 30, 2012, which was filed on EDGAR on Form N-CSR on August 17, 2012, and are incorporated herein by reference.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Strategic Opportunities Fund II, LLC
(Name of Subject Company (Issuer))

FOR QUESTIONS REGARDING THIS TENDER OFFER PLEASE CONTACT:

Gary E. Shugrue
President
Ascendant Capital Partners, LP
150 N. Radnor Chester Rd., Suite C-220
Radnor, PA 19087
(610) 688-4180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

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In Connection with The ACP Strategic Opportunities Fund II, LLC Tender Offers, the Master Fund provides directly to shareholders the following: an Offer to Repurchase (filed as Exhibit (a)(1)(i)); a Summary Term Sheet (filed as I.) including a table of contents; Repurchase Offer Terms (filed as II.) and a Letter of Transmittal (filed as Exhibit (a)(1)(ii)). Shareholders who choose to tender their units will receive a Letter from the Master Fund to Shareholders (filed as Exhibit (a)(1)(iii)) and a Promissory note (filed as Exhibit (a)(1)(iv)) when the units are accepted for repurchase. Certain Financial Intermediaries will receive a Letter to Financial Intermediaries (filed as Exhibit (a)(1)(v)).

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Master Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 1, 2013	ACP Strategic Opportunities Fund II, LLC

	By:	/s/ Gary E. Shugrue
Name: Gary E. Shugrue
President & CIO

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TABLE OF CONTENTS

I.	SUMMARY TERM SHEET	2

II.	REPURCHASE OFFER TERMS	7

ACP Strategic Opportunities Fund II, LLC

SUMMARY TERM SHEET

ACP Strategic Opportunities Fund II, LLC
Offer to Repurchase as of March 31, 2013
Up to 25% of the ACP Strategic Opportunities Fund’s Issued and Outstanding Units of Beneficial Interest at Net Asset Value

Summary Term Sheet

ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) is offering to repurchase up to twenty-five percent (25%) of the outstanding units of beneficial interest (“Units”) of ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) pursuant to tenders by its members (“Investors”) of Units issued and outstanding as of February 28, 2013. The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on March 31, 2013 (the “Net Asset Value Determination Date”).  You will be receiving with this Summary Term Sheet, the Offer to Purchase dated January 1, 2013 and the Letter of Transmittal, which, as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”). We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Units in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer.  Please read and carefully review the Offer to Purchase dated January 1, 2013 and related documents prior to making a decision regarding the Repurchase Offer.  You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern time on February 1, 2013 (the “Expiration Date”).  The Repurchase Offer is not conditioned on any minimum number of Units being tendered.

All tenders of Units for repurchase must be received in proper form by the Master Fund’s administrator, Pinnacle Fund Administration (the “Administrator”), by the Expiration Date.

What is the Repurchase Offer?

The Repurchase Offer is an opportunity to redeem your Units at net asset value.

Is this Repurchase Offer the only way I can sell my Units?

No.  You will be able to sell your Units in future repurchase offers, as described in the Master Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and the Limited Liability Company Operating Agreement dated as of January 28, 2002 (the “Operating Agreement”).

What action must I take if I decide not to submit my Units for repurchase in the Repurchase Offer?

None.

What is the purchase price for Units in the Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of an Investor’s Units properly tendered and accepted by the Master Fund as of the Net Asset Value Determination Date.  The Master Fund anticipates that it will pay an Investor the Repurchase Price for every Unit tendered and accepted, in cash.  However, repurchases of Units or portions thereof from Investors by the Master Fund may be paid, in the discretion of the Master Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Master Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Master Fund or on Investors not tendering Units for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Operating Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

The initial calculation of the Master Fund’s net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Master Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Master Fund.

Investors can obtain the current net asset value per Unit during the period of the Repurchase Offer by calling (610) 688-4180, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of an Investor’s Units on a future date.  The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

Please see Sections 5 and 6 of the Repurchase Offer Terms for more information.

How do I submit Units for repurchase if I want to participate in the Repurchase Offer?

You should review the Offer to Purchase before making your decision to submit Units for repurchase. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal.  These materials must be received by the Administrator, in proper form, by the Expiration Date.

Participating Investors should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate.  The Master Fund is under no obligation to notify Investors of any errors or incomplete information in their submission.  Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why is the Master Fund making the Repurchase Offer?

The Master Fund is making the Repurchase Offer to provide Investors with a source of liquidity for their Units, as Units of the Master Fund are not redeemable daily for cash nor are they traded on a stock exchange.  Investors can offer all or a portion of their Units for repurchase only during one of the Master Fund’s repurchase offers.

Please see Section 3 and 16 of the Repurchase Offer Terms for more information.

What should I consider in making a decision to participate in the Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer.  You should also consider that the Master Fund intends to make future repurchase offers so there will most likely be additional opportunities besides this Repurchase Offer.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Units may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Units by an Investor will not affect the record ownership of such Investor for purposes of voting or entitlement to any distributions payable by the Master Fund to the Investor unless and until such Units are repurchased.  You should also note that although the Repurchase Offer expires on February 1, 2013, you remain an Investor in the Master Fund with respect to your tendered Units that are accepted for purchase by the Master Fund through March 31, 2013, when the net asset value of your Units is calculated.

If I decide not to participate in the Repurchase Offer, how will that affect the Units that I own?

The purchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Master Fund of Investors that do not tender Units. Investors that retain their Units may be subject to increased risks due to the reduction in the Master Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. If the Master Fund’s aggregate assets are reduced, Investors that do not tender Units will bear higher costs to the extent that certain expenses borne by the Master Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Investors from time to time. In order to pay for Units and portions of Units purchased pursuant to this Repurchase Offer, the Master Fund may liquidate portfolio holdings earlier than Ascendant Capital Partners, LP (the “Investment Manager”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Repurchase Offer?

You will not pay fees or commissions to the Master Fund in order to participate in the Repurchase Offer.  However, if your Units are held through a Financial Intermediary (as defined in the Repurchase Offer Terms), the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and for sending it to the Administrator.

Please see Section 14 of the Repurchase Offer Terms for more information.

May I withdraw my Units after I have submitted them for repurchase and, if so, by when?

Yes, you may request to withdraw your Units at any time prior to 12:00 midnight Eastern time on February 1, 2013.  A notice of withdrawal of Units submitted in the Repurchase Offer must be timely received by the Administrator and the notice must specify the name of the Investor who submitted the Units in the Repurchase Offer, the number of Units being withdrawn and the name of the registered owner, if different from the person who submitted the Units in the Repurchase Offer. Withdrawn Units can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Is there a limit on the number of Units I can submit in the Repurchase Offer?

No.  However, an Investor who tenders less than ninety percent (90%) of his or her Units for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  If an Investor tenders an amount that would cause the Investor’s account balance to fall below $25,000, the Master Fund reserves the right to reduce the amount to be purchased from the Investor so that the required minimum balance is maintained.  Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment.  This means that the Master Fund does not permit shareholders to retain 10% or less of their investment after accepting the tender offer. Shareholders who tender at least ninety percent (90%), but less than all of their units, will have all of their units tendered. Therefore, these shareholders will have their entire investment in the Master Fund liquidated pursuant to the tender offer, and will no longer be shareholders in the Master Fund after the completion of the tender offer.  Shareholders should consider this policy when deciding whether to tender their units, or what amount of their units to tender.

Please refer to Section 8 of the Repurchase Offer Terms for more information.

Is my participation in the Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

Participation in the Repurchase Offer is treated as a distribution from a partnership to a partner for U.S. Federal income tax purposes.  Investors should consult their tax advisor to discuss their individual circumstances.

Please refer to Section 13 of the Repurchase Offer Terms for more information.

May the Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern Time on February 1, 2013, unless extended by Board Approval.  The Master Fund may extend the period of time the Repurchase Offer is open.  Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.

Please refer to Section 10 of the Repurchase Offer Terms for more information.

Is there any reason Units submitted in the Repurchase Offer would not be accepted?

The Master Fund will repurchase tendered Units on a pro rata basis in the event that Investors tender more than twenty-five percent (25%) of the Master Fund’s Units or the Master Fund cannot efficiently liquidate underlying positions in order to repurchase Units for cash.

Additionally, concurrent with the Repurchase Offer, the ACP Institutional Series Strategic Opportunities Fund and ACP Advantage Series Strategic Opportunities Fund  (together, the “Feeder Funds”) are also offering to repurchase their securities from their respective shareholders.  The ACP Institutional Series Strategic Opportunities Fund is offering to repurchase twenty-five percent (25%) of its shares of beneficial interest and ACP Advantage Series Strategic Opportunities Fund is offering to repurchase twenty-five percent (25%) of its shares of beneficial interest.  If the Feeder Funds' repurchase offers are fully or over-subscribed it may affect the other Investors participation in the Repurchase Offer because of the Feeder Funds combined ownership of the Master Fund.  As of November 30, 2013 the Feeders Funds combined ownership % is 85.76% in the Master Fund.

Please see Sections 8 and 10 of the Repurchase Offer Terms for a discussion of additional circumstances in which the Master Fund is not required to accept Units submitted for repurchase.

How do I obtain additional information?

Questions and requests for assistance should be directed to Ascendant Capital Partners, LP at (610) 688-4180.  Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Administrator.  The completed Letter of Transmittal should be sent to the Administrator by FEBRUARY 1, 2013 at the following address:

Pinnacle Fund Administration, LLC
Attn: Brian Smith
15720 John J. Delaney Drive,  Suite 206,
Charlotte NC 28277
PH: 704-927-5402                                          Via Fax to: (704) 752-8997

ACP Strategic Opportunities Fund II, LLC

REPURCHASE OFFER TERMS

1.           Company Information.

A.           ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, telephone number (610) 688-4180.

B.             As of November 30, 2012, there were 765,552.586 total units of beneficial interest in the Master Fund (“Units”) outstanding and the net asset value of all such issued and outstanding Units in the Master Fund was $11,151,727.963 (not including the “Feeder Funds”).  Investors can obtain the current net asset value of their Units during the period of the Repurchase Offer by calling (610) 688-4180, between the hours of 9:00 a.m. and 5:00 Eastern time, Monday-Friday (except holidays).

C.           Trading Market and Price.  There is no established trading market for the Units and any transfer is strictly limited by the terms of the Master Fund’s Limited Liability Company Operating Agreement dated as of January 28, 2002 (the “Operating Agreement”).  The high and low net asset value per Unit as provided by the Master Fund’s Administrator, Pinnacle Fund Administration (the "Administator"), for each quarter during the past two (2) years is as follows:

	High	Low
Third Quarter 2012	14.6246	14.5669
Second Quarter 2012	14.6455	14.2784
First Quarter 2012	14.7398	14.5319
Fourth Quarter 2011	14.4497	14.2707
Third Quarter 2011	15.1563	14.2091
Second Quarter 2011	15.4939	15.2368
First Quarter 2011	15.3526	15.1774
Fourth Quarter 2010	15.0612	14.8147
Third Quarter 2010	14.7364	14.6440

2.           Identity and Background of Filing Person.  The Master Fund is the filing person and the subject company.  The Master Fund is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, and its telephone number is (610) 688-4180. The investment manager of the Master Fund is Ascendant Capital Partners, LP (the “Investment Manager”). The Investment Manager is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, and its telephone number is (610) 688-4180. The members of the Master Fund’s board of directors (the “Board of Directors”) are Robert Andres, John Connors, Gary Shugrue and James Brinton. Their address is c/o ACP Strategic Opportunities Fund II, LLC, 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.  The Master Fund has the following executive officers:  Gary Shugrue, Chief Investment Officer and Stephanie Strid Davis, Fund Administration and Chief Compliance Officer.  The address of each executive officer is:  150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.

3.           The Repurchase Offer. The Master Fund is offering to repurchase up to twenty-five percent (25%) of the Units of the Master Fund pursuant to tenders by its members (“Investors”)  as of February 1, 2013 (the “Expiration Date”).  The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on March 31, 2013 (the “Net Asset Value Determination Date”).  An Investor may expect to receive the Repurchase Price for every Unit tendered and accepted, in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated January 1, 2013 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”).

The Master Fund will not pay interest to participating Investors for Units redeemed, regardless of any delay in payment.  Participating Investors will not be obligated to pay any fees in connection with their request to redeem Units.  However, a participating Investor may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Units held by the Financial Intermediary.

The purpose of the Repurchase Offer is to provide Investors a source of liquidity for their Units, as Units are not redeemable daily for cash nor are they traded on a stock exchange.  The offer is not conditioned upon the tender for repurchase of any minimum number of Units, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Master Fund will mail materials for the Repurchase Offer on or about January 1, 2013 to all Investors. If an investor is aworking with in Intermediary, they will also receive all documents via email.

Units tendered for repurchase in compliance with the terms hereof from any officer, director or affiliate of the subject company will be accepted by the Master Fund.  Any purchases from any officer, director or affiliate of the Master Fund will be on the same terms and conditions as any other purchases of Units.

4.           Expiration Date.  All tenders of Units for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Administrator on or before 12:00 midnight Eastern time on February 1, 2013. The Repurchase Offer may only be extended in the discretion of the Board of Directors. Requests to tender Units submitted to the Administrator must be sent to the address specified in the Letter of Transmittal.

5.           Net Asset Value Determination Date.  The value of the Units tendered in this Repurchase Offer will likely change between the Expiration Date and the Net Asset Value Determination Date, when the value of the Units tendered to the Master Fund will be determined to calculate the repurchase price.  The repurchase price will be the net asset value of the Units as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date.

The initial publication of the Master Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Master Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Master Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Master Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Investors are encouraged to obtain current quotations of the Master Fund’s net asset value prior to making a decision regarding this offer.

6.           Net Asset Value.  Although Investors must determine whether to tender Units prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of an Investor’s Units can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date.  The Master Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

7.           Payment for Repurchased Units.  Generally, an Investor will receive an initial payment (“Initial Payment”) in an amount equal to at least ninety-five (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the five (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Units. An Investor that tenders ninety percent (90%) or more of the Investors Units, and such tender is accepted by the Master Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Master Fund  has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within ten (10) business days after the Master Fund has received at least ninety-five (95%) of the aggregate amount withdrawn by the Master Fund from such investment funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Master Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Master Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Master Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

The Master Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Units, in compliance with any applicable law.

Promptly after the Expiration Date, Investors whose Units are accepted by the Master Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Master Fund representing the Master Fund’s obligation to pay for repurchased Units.

Although the Master  Fund will attempt to make payment for Units promptly, as described below, the Master Fund may be delayed in making payment as a result of circumstances beyond the Master Fund’s control.  The Master Fund will not pay interest on the repurchase proceeds, regardless of any delay of the Master Fund in making payment for Units.

The Master Fund will have accepted for payment Units validly submitted for repurchase and not withdrawn, when the Master Fund gives oral or written notice to the Administrator of the Master Fund’s acceptance for payment of such Units pursuant to the Repurchase Offer.

The Master Fund anticipates that it will pay an Investor the Repurchase Price for every Unit tendered and accepted, in cash.  However, repurchases of Units or portions thereof from Investors by the Master Fund may be paid, in the discretion of the Master Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Master Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Master Fund or on Investors not tendering Units for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Operating Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

8.           Increase in Amount of Units Repurchased; Pro Rata Repurchases.  If Investors tender for repurchase more than twenty-five percent (25%) of outstanding Units during the offering period, the Master Fund may (but is not obligated to) increase the outstanding Units that the Master Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date.  The Master Fund may increase the outstanding Units to be repurchased or the Master Fund may decide not to do so.  In either case, if the outstanding Units tendered for repurchase exceeds twenty-five percent (25%) of outstanding Units, the Master Fund will repurchase only a pro rata portion of the Units tendered by each Investor.  Additionally, the Master Fund will repurchase tendered Units on a pro rata basis in the event that the Master Fund cannot efficiently liquidate underlying positions in order to repurchase tendered Units for cash.

Concurrent with the Repurchase Offer, the ACP Institutional Series Strategic Opportunities Fund and ACP Advantage Series Strategic Opportunities Fund (together, the “Feeder Funds”) are also offering to repurchase their securities from their respective shareholders.  The ACP Institutional Series Strategic Opportunities Fund is offering to repurchase twenty-five percent (25%) of its shares of beneficial interest and ACP Advantage Series Strategic Opportunities Fund is offering to repurchase twenty-five percent (25%) of its shares of beneficial interest.  If the Feeder Funds' repurchase offers are fully or over-subscribed it may affect the other Investors participation in the Repurchase Offer because of the Feeder Funds combined 85.76% ownership of the Master Fund (as of November 30, 2012).

There can be no assurance that the Master Fund will be able to repurchase all the Units tendered, even if an Investor’s entire position in Units was tendered.  In the event of an oversubscribed Repurchase Offer, Investors may be unable to liquidate all of their Units at the Repurchase Price.  Investors may have to wait until a subsequent repurchase offer to tender the Units that the Master Fund was unable to repurchase, and Investors would be subject to the risk of net asset value fluctuations during that time.

In addition, an Investor who tenders for repurchase less than ninety percent (90%) of the Investor’s investment in Units will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  The Master Fund maintains the right to reduce the amount of Units tendered for repurchase so that the required minimum balance is maintained.  The Master Fund will promptly notify the Investor if his or her tender of Units would reduce the Investor’s balance to less than $25,000.  Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment.

The Master Fund may reject all or part of a tender if, among other reasons, the Investment Manager determines that it would be in the best interests of the Master Fund to do so.

9.           Withdrawal Rights.  Units tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Units tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Units to be withdrawn and the names in which the Units to be withdrawn are registered.  Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution.  (See Instruction 1 of the Letter of Transmittal.)

Units may be submitted for repurchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Units for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit an Investor to rescind such Investor’s tender of Units.

10.           Extension, Suspension or Postponement of Repurchase Offer.  The Board of Directors expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Administrator.  Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.  If the Board of Directors makes a material change in the terms of the Repurchase Offer or the information concerning the Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, the Master Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  During any extension, all Units previously submitted for repurchase and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Investor’s right to withdraw such Investor’s Units.  The Board of Directors may cancel the Repurchase Offer or postpone the acceptance of Units if:

(a) the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Master Fund’s investment objective and policies in order to purchase Units tendered pursuant to the Repurchase Offer; and that prevents the Master Fund or any of its service providers from conducting normal business operations, including processing the Repurchase Offer; the current conflicts in the Middle East do not satisfy this condition (v). Accordingly, Master Fund investors may not be able to have their units tendered as described in this offer, or may not receive timely payment for their units tendered. Investors should consider these risks when deciding whether to tender their units.

(b) there is, in the judgment of the Board of Directors, any
(i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting the Master Fund,

(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Master Fund,
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv)	suspension of trading on any organized exchange or over-the-counter market where the Master Fund has a material investment,
(v)	commencement of war, armed hostilities, terrorist acts or other international or national calamity directly or indirectly involving the United States that is material to the Master Fund,
(vi)	material decrease in the net asset value of the Master Fund from the net asset value of the Master Fund as of commencement of the Repurchase Offer, or
(vii)	other event or condition that would have a material adverse effect on the Master Fund or its investors if Units tendered pursuant to the Repurchase Offer were purchased; or

(c) the Board of Directors determines that it is not in the best interest of the Master Fund to purchase Units pursuant to the Repurchase Offer.

However, there can be no assurance that the Master Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

11.           Agreements involving the Master Fund’s Securities.  Every Investor, prior to investing in the Master Fund, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Master Fund.  The subscription documents contain provisions related to items such as fees and liquidity restrictions.  Every Investor is required to comply with the terms and conditions of the subscription documents. There are no other agreements, arrangements, or understandings between the Master Fund and any other person with respect to the securities of the Master Fund.

12.           Certain Information about the Master Fund. The Master Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Master Fund’s Operating Agreement.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds, each of which is a series of ACP Funds Trust.

Except as described herein, the Master Fund, the Investment Manager or the Board of Directors has any plans or proposals that relate to or would result in: (a)  an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Master Fund; (b) a purchase, sale or transfer of a material amount of assets of the Master Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Repurchase Offer or in connection with ordinary portfolio transactions of the Master Fund); (c) any material change in the present distribution policy or indebtedness or capitalization of the Master Fund;

(d) any change in the present Board of Directors, or the management of the Master Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (e) any other material change in the Master Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) the Master Fund becoming eligible for termination of registration under Section 12(g)(4) of 1940 Act;  (g) the suspension of the Master Fund’s obligation to file reports under Section 15(d) of the 1940 Act;  (h) the acquisition by any person of additional Units (other than the Master Fund’s intention to accept subscriptions for Units from time to time) or the disposition of Units (other than through periodic repurchase offers including the Repurchase Offer); or (i) any changes in the Master Fund’s Certificate of Organization, Operating Agreement or other actions that may impede the acquisition of control of the Master Fund by any person.  The Master Fund is not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

Units that are tendered to the Master Fund in connection with the Repurchase Offer will be retired, although the Master Fund may issue Units from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

13.           Tax Consequences.  The following discussion is a general summary of the Federal income tax consequences of the purchase of Units by the Master Fund from Investors pursuant to the Repurchase Offer.  Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Units by the Master Fund pursuant to the Repurchase Offer.

In general, an Investor from whom Units are purchased by the Master Fund will be treated as receiving a distribution from the Master Fund.  Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Units. An Investor’s basis in such Investor’s remaining Units will be reduced (but not below zero) by the amount of money received by the Investor from the Master Fund in connection with the purchase.  An Investor’s basis in such Investor’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Net Asset Value Determination Date.  Money distributed to an Investor in excess of the adjusted tax basis of such Investor’s Units is taxable as capital gain or ordinary income, depending on the circumstances.  An Investor whose entire investment is purchased by the Master Fund may recognize a loss, but only to the extent that the amount of money received from the Master Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Units. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Master Fund assets might be decreased by the amount of taxable loss recognized by the Investors whose entire Units are purchased by the Master Fund.  Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain Units in the Master Fund.

14.           Repurchase Fees. No fee or commission is payable by you to the Master Fund in order to participate in the Repurchase Offer.  However, if your Units are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

15.      Proper Form of Repurchase Request Documents.

           A.           Proper Presentation of Units for Repurchase

For an Investor to properly submit Units pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date.  Letters of Transmittal should NOT be sent or delivered to the Master Fund directly.

The acceptance by the Master Fund of Units for repurchase will constitute a binding agreement between the participating Investor and the Master Fund subject to the conditions and terms of the Repurchase Offer.

           B.           Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:
•	The Letter of Transmittal is signed by all registered holder(s) of the Units, AND
•	There is no change of registration for the Units that the Investor will continue to hold, AND
•	The payment of the repurchase proceeds is to be sent to the registered owners of the Units at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below.  (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Units submitted for repurchase must correspond with the name(s) in which the Units are registered, without alteration, enlargement or any change whatsoever.

If any of the Units presented for repurchase are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Units presented for repurchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Master Fund of their authority to act must be submitted.  “Satisfactory” evidence is in the sole discretion of the Master Fund.

           C.           Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Master Fund, in its sole discretion, and that determination will be final and binding.  The Master Fund reserves the right to reject any and all tenders of repurchase requests for Units determined not to be in the proper form, or to refuse to accept for repurchase any Units if, in the opinion of counsel to the Master Fund, paying for such Units would be unlawful.  The Master Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Units, whether in general or with respect to any particular Units or Investor(s).  The Master Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.  Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time periods determined by the Master Fund.  Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

The Master Fund, Administrator or Investment Manager or any other person are not obligated to give notice of any defects or irregularities in repurchase requests tendered, and they will not incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Investor.  In all cases, sufficient time should be allowed to ensure timely delivery.

16.           Recommendations.  The Repurchase Offer has been recommended by the Investment Manager and unanimously approved by the Board of Directors.  However, neither the Master Fund nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer.  Investors are urged to carefully evaluate all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Units for repurchase.  The Repurchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units of the Master Fund are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Investor’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Master Fund as to whether Investors should tender Units pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Master Fund.

There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Repurchase Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds.

17.           Source and Amount of Funds; Effect of the Repurchase Offer.  The actual cost of the Repurchase Offer cannot be determined at this time because the number of Units to be repurchased will depend on the number of Units submitted for repurchase and the Repurchase Price will be determined on the Net Asset Value Determination Date.  The total cost to the Master Fund of repurchasing twenty-five percent (25%) of its issued and outstanding Units pursuant to the Repurchase Offer would be approximately $19,578,245 based on the net asset value of all Units in the Master Fund (including the ACP Funds Trust) as of November 30, 2012.  However, the total number of Units issued and outstanding as of the Expiration Date may be higher than the number of Units issued and outstanding on March 31, 2012.  Repurchased Units will be retired, resulting in a reduction in the Master Fund’s aggregate net asset value.  However, the Master Fund may issue new Units upon additional subscriptions from current Investors or new subscriptions by new Investors.

The Master Fund has the resources necessary to make payment for Units submitted for repurchase in the Repurchase Offer since the Master Fund will liquidate portfolio securities as necessary to meet repurchase requests.  There are no material conditions to the financing of the transaction. The Master Fund does not currently intend to borrow, directly or indirectly, or make alternative financing arrangements for any part of the funds or other consideration to be used in the transaction; however, the Master Fund reserves the right to do so, in its sole discretion, as disclosed in the Master Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Master Fund will bear the costs and expenses of the Repurchase Offer.

The repurchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Master Fund of non-participating Investors and reducing the net assets of the Master Fund.  The reduced net assets of the Master Fund as a result of the Repurchase Offer will result in a higher expense ratio for the Master Fund, subject to the Master Fund’s expense limitation, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  In addition, the net asset value of the Units may decline because of significant market pressure to dispose of securities, increased Master Fund transaction expenses and the realization of capital gains by the Master Fund accompanying the liquidation of portfolio securities for cash.

18.            Certain Legal Matters.

The Master Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to an Investor’s decision whether to participate in the Repurchase Offer.

The Master Fund’s obligations under the Repurchase Offer to accept payment and pay for Units are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will repurchase requests be accepted from or on behalf of) holders of Units in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  The Master Fund reserves the right to exclude Investors in any jurisdiction in which the Repurchase Offer cannot lawfully be made.  So long as the Master Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Master Fund believes that the exclusion of Investors residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

The Master Fund is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by the Repurchase Offer or the payment of cash in exchange for the tender of Units.

19.           Units of Directors and Officers; Transactions and Arrangements
Concerning Units of the ACP Strategic Opportunities Fund II, LLC (“Master Fund”).

As of November 30, 2013, the aggregate number and percentage of Units beneficially owned by members of the Board of Directors and the Master Fund’s officers and control persons are set forth in the table on the following page.

ACP Strategic Opportunities Fund II,  LLC:
Name and Position	Number of Units beneficially owned as of 11/30/2012	Percentage of Units beneficially owned as of 11/30/2012	Address
Interested Director
Gary E. Shugrue, Director and Chief Investment Officer	2,252.956	0.04%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Directors
Robert Andres, Director	44,625.618	0.83%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Director	34,015.225	0.63%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Director	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Beneficial Owners of more than 5% and control persons
ACP Institutional Series Strategic Opportunities Fund	4,065,143.689	75.74%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
ACP Advantage Strategic Opportunities Fund	540,564.999	10.02%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
All directors and executive officers of the Fund as a group	80,893.799	1.50%

ACP Funds Trust:
Name and Position	Number of Shares beneficially owned: ACP Institutional Series Strategic Opportunities Fund	Percentage of Shares beneficially owned As of 11/30/2012	Address
Interested Trustee
Gary E. Shugrue, Trustee and Chief Investment Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Trustees
Robert Andres, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Trustee	7,427.244	0.17%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Director, Client Services, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Control Persons
All Trustees and executive officers of the Fund as a group	7,427.244	0.17%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087

During the sixty (60) days prior to the Repurchase Offer, no contributions have been made by Board members to the ACP Strategic Opportunities Fund II, LLC. One withdrawal as of the 12/31/2012 tender offer date has been made by a Board member from the ACP Strategic Opportunities Fund II, LLC. The approximate amount of this withdrawl is $650,000.

Neither the Master Fund nor, to the best of the Master Fund’s knowledge, any of the Master Fund’s Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Master Fund.  This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds.

20. Additional Information.  The Investment Manager agreed to reimburse certain expenses (other than the Management Fee) to the extent the expenses exceed 0.25% per annum of average net assets through April 30, 2007.  The expense reimbursement agreement gave rise to a receivable due from the Investment Manager as a result of a one time accrual required to settle the final payments due to the Master Fund's former administrator. The Investment Manager had entered into an agreement with Master Fund, approved by the Board of Directors, whereby it intended to repay all outstanding expense reimbursement accruals in order that the balances be reduced to zero ($0) by December 31, 2011.  The adviser has reimbursed the receivable amounts by $97,866 in 2011 and has reduced the outstanding balance to $0 in both the ACP Strategic Opportunities Fund II, LLC and the Feeder Funds as of December 31, 2011.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

21.  Financial Statements. Reference is made to the following financial statements: Audited financial statements for the fiscal years ended December 31, 2010 and December 31, 2011 are included in the Master Fund’s annual reports dated December 31, 2010 and December 31, 2011, which were filed on EDGAR on Form N-CSR on March 4, 2011 and March 1, 2012, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2012 are included in the Master Fund’s semi-annual report dated June 30, 2012, which was filed on EDGAR on Form N-CSR on August 17, 2012, and are incorporated herein by reference.  Copies of the Master Fund’s financial statements may be obtained by calling Ascendant Capital Partners, LP at (610) 688-4180 or by a request by mail to 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.  These can also be found online at www.sec.gov.

Dated:  January 1, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Master Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries